UNITED STATES OF AMERICA
                                   before the
                       SECURITIES AND EXCHANGE COMMISSION


                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935



------------------------------------------------------------------------



In the matter of



Central and South West Corporation                          REPORT FOR PERIOD
CSW International, Inc.                                    October 1, 2001 to
CSW Energy, Inc.                                            December 31, 2001
Dallas, Texas 75202



File No.  070-8423                                        PURSUANT TO RULE 24



This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by Central and South West Corporation ("CSW") CSW International, Inc. ("CSWI"), and CSW Energy, Inc. ("Energy"). CSWI and Energy are wholly owned subsidiaries of CSW.

Under HCAR 35-26767, CSWI is authorized to participate in foreign utility companies ("FUCOs") and exempt wholesale generators ("EWGs") (collectively "Exempt Entities") and to provide consulting services with respect to the same.

Attached is the information required pursuant to HCAR 35-26767:

(1) Information on each investment made by CSWI, directly or indirectly, since the previous quarter, in any special purpose subsidiary ("Project Parent"), indicating the amount and type of such investment and identifying the facility with respect to which such Project Parent was organized. See Exhibit A.


(2) Information about the amount, type, and terms of securities (including interest rate, maturity, and the basis for inflation adjustment in the case of non-recourse indebtedness denominated in any currency other than U.S. dollars) issued by any Project Parent to a third person. See Exhibit B.

(3)      A balance sheet as of the relevant report date. See Exhibit C.

(4) An income statement for the quarter ended as of the relevant report date. See Exhibit D.

(5) Information on intercompany service transactions with CSWI and its subsidiaries, including (a) the name of each associate company providing services, (b) a listing of services provided, (c) the total dollar amount of services provided, broken down by associate company, and (d) the aggregate outstanding amount, as of the relevant quarterly reporting date, of all guarantees issued by or for the account of CSW, CSWI, Energy, or any Project Parent pursuant to HCAR 35-26767. See Exhibit E.

                                S I G N A T U R E


         As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, CSW International, Inc. has duly caused this report to be signed on its behalf on this 26th day of February, 2002.

                                                  CSW International, Inc.


                                                       /s/   Armando Pena
                                                       ------------------
                                                             Armando Pena
                                                                Treasurer

                                                                    Exhibit A
                     CSW International, Inc.
                 Investments in Project Parents
             For the Quarter Ended December 31, 2001
                           (thousands)



              Facility             Description            Investment
----------------------------     ----------------   -----------------------


Empresa de Electricidade            Investment              66,445
Vale de Paranapanema S.A.




                                                                    Exhibit B
                       CSW International, Inc.
                      Non-recourse Indebtedness
                          December 31, 2001
                             (thousands)


                  Initial                                 Inflation
        Type       Term         Rate           Maturity   Adjustment        Amount
--------------- ----------  ------------------ --------  -----------      ---------
Eurobond         10 years              8.500%     2005       None      (POUNDS) 100,000
Eurobond         10 years              8.875%     2006       None      (POUNDS) 100,000
Yankee Bond      10 years              8.750%     2006       None      (POUNDS) 129,116
Fixed Rate Loan   7 years              8.250%     2003       None      (POUNDS) 400,000
Loan Notes        7 years              5.180%     2002       None      (POUNDS)   9,806
Revolver          5 years     LIBOR plus 0.5%     2001       None      (POUNDS) 203,000



                                                                      Exhibit C

                                CSW International, Inc.
                               Consolidated Balance Sheet
                                   December 31, 2001
                                      (Unaudited)
                                        ($000's)

ASSETS
Fixed Assets
       Electric distribution plant                                  $ 1,715,655
       General plant                                                    308,943
                                                                ----------------
             Total Electric Plant                                     2,024,598
       Less - Accumulated depreciation                                 (728,924)
                                                                ----------------
             Total Fixed Assets                                       1,295,674

Current Assets
       Cash and cash equivalents                                         89,834
       Short-term investments                                             4,210
       Accounts receivable                                              134,887
       Inventories                                                       18,205
       Other current assets                                              61,538
                                                                ----------------
             Total Current Assets                                       308,674

Other Assets
       Goodwill                                                       1,128,999
       Prepaid benefit costs                                             50,766
       Equity investments and other                                     314,487
                                                                ----------------
             Total Other Assets                                       1,494,252

             Total Assets                                           $ 3,098,600
                                                                ================

CAPITALIZATION AND LIABILITIES
Capitalization
       Common stock                                                         $ 1
       Paid-in capital                                                  829,000
       Retained earnings                                                478,317
       Foreign currency translation and other                           (86,085)
                                                                ----------------
                                                                      1,221,233

       Long-term debt                                                   700,661

Current Liabilities
       Accounts payable                                                 163,998
       Advances from affiliates                                          92,938
       Accrued interest payable                                          16,474
       Loan notes                                                        14,264
       Accrued taxes payable                                             21,123
       Customer prepayments                                              72,446
       Current portion of long term debt                                315,823
       Other                                                            128,760
                                                                ----------------
                                                                        825,826
Deferred Credits
       Deferred tax liability                                           265,953
       Other                                                             84,927
                                                                ----------------
             Total Deferred Credits                                     350,880

                                                                ----------------
             Total Capitalization and Liabilities                   $ 3,098,600
                                                                ================

                                                              Exhibit D

                 CSW International, Inc.
                   Statement of Income
         For the Quarter Ended December 31, 2001
                       (Unaudited)
                        ($000's)




Operating Revenues
     Electric revenues                                        $ 296,839
     Other diversified                                           95,471
                                                          --------------
                                                                392,310
                                                          --------------

Operating Expenses
     Cost of electric sales                                     203,279
     General and administrative                                  64,591
     Depreciation and amortization                               24,067
     Other diversified                                           79,331
                                                          --------------
                                                                371,268
                                                          --------------
Operating Income                                                 21,042
                                                          --------------

Other Income and (Deductions)
     Investment income                                            4,401
     Unrealized gain on derivatives                               9,688
     Interest income                                              3,730
     Interest expense                                           (21,655)
                                                          --------------
                                                                 (3,836)
                                                          --------------
Income Before Income Taxes                                       17,206
                                                          --------------

Provision for Income Taxes                                      (14,557)
                                                          --------------

Net Income                                                     $ 31,763
                                                          ==============

                                                                   Exhibit E
                                CSW International, Inc.
                           Intercompany Service Transactions
                        For the Quarter Ended December 31, 2001
                                      (Unaudited)




1. Services provided by AEP Services Corporation, the administrative arm of the parent company, represent services provided by the parent, American Electric Power Company.

      Salaries and wages of personnel providing services to CSW
      International, Inc.                                         $  2,454

2. Services provided by CSW Energy, Inc., a subsidiary of Central and South West Corporation, represent services provided by an associate company.

      Salaries and wages of personnel providing services to CSW
      International, Inc.                                          $51,998

3.   Guarantees issued by CSW, CSWE or CSWI for Exempt Entity projects:

        Turkey Bid Bond                                          $ 520,000

        South Coast Project                                      4,800,180